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                              November 30, 2023

       Michael L. Peterson
       Chief Executive Officer
       Trio Petroleum Corp.
       5401 Business Park, Suite 115
       Bakersfield, CA 93309

                                                        Re: Trio Petroleum
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed November 3,
2023
                                                            File No. 333-275313

       Dear Michael L. Peterson:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed November 3, 2023

       Market Opportunity
       Table 1: Estimated Undeveloped Reserves and Cash Flow, page 3

   1. Please revise to include cross-references to the cautionary language that prefaces "Table 1:
                                                        Estimated Undeveloped
Reserves and Cash Flow" as it also appears at page 56, as well as any related risk
factors.
       Executive and Director Compensation, page 66

   2. Please update your executive compensation disclosure to reflect the most recently completed fiscal year.
For guidance, refer to Item 402(m) of Regulation S-K and Question
                                                        117.05 of Regulation
S-K Compliance and Disclosure Interpretations.
 Michael L. Peterson
FirstName  LastNameMichael  L. Peterson
Trio Petroleum  Corp.
Comapany 30,
November    NameTrio
               2023 Petroleum Corp.
November
Page 2     30, 2023 Page 2
FirstName LastName
General

3. We note that the issuance of common stock, with respect to the shares underlying the Note and the Warrants, is subject to shareholder approval. Please confirm that you will not request acceleration of the effective date of your registration statement until you have obtained shareholder approval such that you will have sufficient authorized shares to conduct the offering.
4. We note you are registering for resale 13,245,309 shares of common stock. Given the size of the offering relative to the number of shares outstanding, please provide us with a detailed analysis as to why you believe the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i), rather than a primary offering in which the selling shareholders are actually underwriters selling on your behalf. For guidance, please see Question 612.09 of the Division s Securities Act
         Rules Compliance & Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Daniel Morris, Legal
Branch Chief, at 202-551-3314 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Scott M. Miller